Exhibit 12

TAMPA ELECTRIC COMPANY

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth Tampa Electric Company’s ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,
(millions)	2017	2016	2015	2014	2013
Income from continuing operations, before income taxes	$513	$438	$442	$416	$364
Interest expense	122	120	122	116	113
Earnings before taxes and fixed charges	$635	$558	$564	$532	$477
Interest expense	$122	$120	$122	$116	$113
Total fixed charges	$122	$120	$122	$116	$113
Ratio of earnings to fixed charges	5.20x	4.66x	4.62x	4.59x	4.23x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals.  Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals.